PE 1/2/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 17 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE



15005821

March 17, 2015

Mark Duesenberg
Ferro Corporation
mark.duesenberg@ferro.com

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public
Availability: 3-17-15

Re: Ferro Corporation
Incoming letter dated January 2, 2015

Dear Mr. Duesenberg:

This is in response to your letter dated January 2, 2015 concerning the shareholder proposal submitted to Ferro by Kenneth Steiner. We also have received a letter on the proponent's behalf dated January 12, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

March 17, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ferro Corporation
Incoming letter dated January 2, 2015

The proposal urges the board to take the necessary steps to change the company's jurisdiction of incorporation to Delaware.

There appears to be some basis for your view that Ferro may exclude the proposal under rule 14a-8(i)(3). In our view, you have demonstrated objectively that certain factual statements in the supporting statement are materially false and misleading such that the proposal as a whole is materially false and misleading. Accordingly, we will not recommend enforcement action to the Commission if Ferro omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 12, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Ferro Corporation (FOE)
Reincorporate in Delaware
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 2, 2015 company request concerning this rule 14a-8 proposal.

The company letter states that Delaware has a 10% threshold and Ohio has a 25% threshold.

The company cites ORC 1701.11(A)(1)(c) but does not cite any text within it that applies to written consent combined with the election of directors. The company does not claim that Ohio permits election of directors by written consent. The company does not claim that there is written consent by a simple majority vote in Ohio.

It is not false to cite a shortcoming in Ohio law that also applies to another state.

The company does not claim that it is impossible for the company to opt into provisions of ORC 1701.831. The company does not claim that if it was a Delaware company it could opt into an ORC 1701.831 type provision.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Mark H. Duesenberg <mark.duesenberg@ferro.com>



January 2, 2015

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Ferro Corporation – Request to Omit Shareholder Proposal
Submitted by Kenneth Steiner

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Ferro Corporation, an Ohio corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2015 Annual Meeting of Shareholders (together, the "2015 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Kenneth Steiner (the "Proponent"). The full text of the Proposal and all other relevant correspondence with John Chevedden, on behalf of the Proponent, are attached as Exhibit A.

The Company believes it properly may omit the Proposal from the 2015 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2015 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to John Chevedden, on behalf of the Proponent, as notification of the Company's intention to omit the Proposal from the 2015 Proxy Materials.

I. The Proposal

The Proposal reads as follows (the Proponent having indicated that the number "4" is a placeholder for the proposal number to be ultimately assigned by the Company):

Proposal 4 – Reincorporate in Delaware

RESOLVED, that shareholders urge the board of directors to take the necessary steps (excluding those that may be taken only by shareholders) to change our company's jurisdiction of incorporation to Delaware.

Our company is incorporated in Ohio which is less shareholder-friendly than Delaware. Delaware incorporation would benefit Ferro shareholders.

GMI Ratings, an independent investment research firm said Ohio favors management rights and provides shareholders with a poor level of control. Ohio law contains multiple provisions which protect management from hostile takeovers, further diminishing shareholder interests.

Ohio law requires a higher threshold requirement than Delaware for shareholders to call a special meeting – a more challenging 25% for Ohio vs. 10% for Delaware. Ohio then denies shareholders the right to act by written consent. Ohio denies shareholders the right to amend company bylaws, a right that is granted by most U.S. States.

Ohio requires shareholders to show criminal action to remove a Director on a classified board. Ohio does not require a director to attain a majority vote in an uncontested election in order to be elected.

Ohio has a Business Combination provision that may place a holding duration on a super-majority shareholder approval requirement upon shareholders interested in acquiring further shares. Shareholders wishing to secure a large stake in company stock are also limited by Ohio's Control Share Acquisition Provision. Once a shareholder reaches a certain threshold of stock ownership, all further shares acquired are denied voting rights.

Ohio also has an Other Constituency Provision that provides management with an additional defense against takeovers by allowing directors to dispense of their fiduciary duty to shareholders when evaluating tender offers.

Please vote to enhance shareholder value:

Reincorporate in Delaware – Proposal 4

II. Reasons for Omission

The Company believes that the Proposal properly may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(3), because the Proposal contains materially false and misleading statements contrary to Rule 14a-9 regarding its fundamental premise.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff explained in *Staff Legal Bulletin No. 14B* (Sep. 15, 2004), Rule 14a-8(i)(3) permits the exclusion of all or part of a shareholder proposal or the supporting statement if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. Applying this standard, the Staff has allowed exclusion of an entire proposal that contains false and misleading statements speaking to the proposal's fundamental premise. For example, in *State Street Corp.* (Mar. 1, 2005), the proposal purported to request shareholder action under a state law that was not applicable to the company. Because the proposal by its terms invoked a statute that was not applicable, the Staff concurred that submission was based upon a false premise that made it materially misleading to shareholders and, therefore, was excludable under Rule 14a-8(i)(3). Likewise, in early 2007, a number of companies sought to exclude shareholder proposals requesting the adoption of a company policy allowing shareholders at each annual meeting to vote on an advisory resolution to approve the compensation committee report disclosed in the proxy statement. Because then-recent amendments to Regulation S-K no longer required the compensation committee report to address executive compensation policies, the Staff in each case permitted the companies to exclude the shareholder proposals. *See, e.g., Energy East Corp.* (Feb. 12, 2007); *Bear Stearns Cos. Inc.* (Jan. 30, 2007).

The Company believes that the Proposal contains a number of objectively false and misleading statements that misrepresent the entire premise of the Proposal. In particular, the Proposal asserts that Ohio law:

- denies shareholders the right to amend company bylaws, when in fact Ohio Revised Code ("ORC") section 1701.11(A)(1)[1] entitles shareholders to adopt, amend or repeal corporate regulations at a meeting or by written consent of two-thirds of the corporation's voting power (or such other percentage not less than a majority as the corporation's organizational documents may provide—the Company's regulations provide for amendment by written consent from a simple majority of the voting power);

- has an "Other Constituency Provision" that allows directors "to dispense of their fiduciary duty to shareholders when evaluating tender offers," but Ohio law requires directors to meet their fiduciary duties to shareholders, including an explicit reference in ORC section 1701.832(D)(2) to such duties when the directors are defining appropriate procedures for evaluating a tender offer;

- requires a 25% threshold for shareholders to call a special meeting and that Delaware law requires only 10%, but (a) ORC section 1701.40(A)(3) merely sets 25% as the statutory default and permits Ohio corporations to set any threshold not greater than 50% and (b) Delaware law mandates a 10% threshold only in the case of a petition to Chancery Court for an order calling a special meeting where less than a majority of the board is filling vacancies (*see* General Corporation Law of the State of Delaware ("DGCL") section 223(c)), but otherwise provides

---

[1] For the Staff's convenience, Exhibit B contains the full text of all Ohio and Delaware statutes cited in this letter.

no upper or lower limit on the threshold a corporation may set (some might argue that Delaware's lack of an upper limit here is less shareholder-friendly than Ohio's corresponding provision);

- denies shareholders the right to act by written consent, when in fact ORC section 1701.11(A)(1)(c) explicitly provides shareholders the right to adopt, amend or repeal corporate regulations without a meeting by written consent of two-thirds of the corporation's voting power (or such other percentage not less than a majority as the corporation's organizational documents may provide—as noted above, the Company's regulations provide for amendment by written consent from a simple majority of the voting power);

- requires shareholders to show criminal action to remove a director on a classified board, when no provisions of the ORC and no Ohio caselaw that the Company is aware of requires criminal action as a precondition to director removal;

- does not require a director to attain a majority vote in an uncontested election to be elected—while true, the statement is materially misleading because Delaware law also imposes no such requirement (that is, the Proposal falsely implies that there is a difference between Ohio and Delaware law on this issue); and

- forces shareholders to be "limited by" the Ohio Control Share Acquisition Act, when ORC section 1701.831 expressly permits corporations to opt out of its provisions and the Company has done so.

These false and misleading statements speak to the Proposal's fundamental premise—that the Company should reincorporate in Delaware because Ohio's laws are less shareholder-friendly than Delaware's—or otherwise misrepresent the differences between Ohio and Delaware law, thus rendering these false and misleading statements material to shareholders in deciding how to vote on the Proposal's merits. We address each of these materially false and misleading statements in turn.

1. **The Proposal misstates that Ohio denies shareholders the right to amend company bylaws.**

This statement is materially false. ORC section 1701.11 entitles shareholders to adopt, amend or repeal the corporation's regulations at a meeting held for that purpose or by the written consent of shareholders entitled to vote. Additionally, the Company has amended its Regulations to provide for shareholder amendment by written consent. The Company allows shareholders to adopt, amend or repeal the Company's regulations by the written consent of a majority of the corporation's voting power (the lowest possible threshold permitted under Ohio law). Therefore, the Proposal is materially false with respect to this statement.

2. **There is no Ohio law allowing directors to disregard their fiduciary duties to shareholders when evaluating tender offers.**

The Proposal states, "Ohio also has an Other Constituency Provision that provides management with an additional defense against takeovers by allowing directors to dispense of their fiduciary duty to shareholders when evaluating tender offers." This is a misstatement of Ohio law. ORC section 1701.832(D)(2) expressly requires that directors define appropriate procedures consistent with their fiduciary duties for evaluating tender offers if applicable law or the corporation's organizational documents do not mandate specific meeting procedures. Therefore, the Proposal is materially false with respect to this statement.

3. **The Proposal's statement regarding the special-meeting threshold requirement is materially misleading.**

The Proposal suggests that, although both Delaware and Ohio have certain threshold requirements for shareholders to call a special meeting, Ohio's threshold requirement is higher. Delaware and Ohio both leave corporations free to adjust the threshold required for shareholders to call a special meeting. Additionally, Delaware, unlike Ohio, does not have a maximum limit for the percentage of shareholders needed to call a special meeting. Under ORC section 1701.40(A)(3), corporations may specify in their articles or regulations a percentage for shareholders to call a special meeting, not to be greater than 50%. Under this section 1701.40(A)(3), 25% is merely the default threshold for shareholders to call a special meeting, not the mandated threshold the Proposal incorrectly states Ohio law "requires." Further, DGCL section 223(c) provides a 10% threshold only in the case of a petition to Court of Chancery to order a special meeting. Ten percent is not the general threshold requirement under Delaware law as the Proposal suggests. Therefore, the Proposal's statements regarding the threshold requirement to call a special meeting are materially misleading.

4. **Ohio does not deny shareholders the right to act by written consent, as the Proposal misstates.**

Under ORC section 1701.11(A)(1)(c), Ohio law explicitly provides shareholders the right to act without a meeting by written consent. Therefore, the Proposal misstates Ohio law when it claims that Ohio shareholders are denied this right.

5. **Ohio law contains no explicit requirement of criminal action as a precondition to director removal, whether the board is classified or not.**

The Proposal states, "Ohio requires shareholders to show criminal action to remove a Director on a classified board." This is a misstatement of Ohio law. ORC section 1701.58(D) grants shareholders the right to remove directors without cause unless the board of directors is classified, in which case the shareholders must show cause. But nothing in ORC section 1701.58 requires a showing of criminal action a precondition to shareholder removal of a director. Additionally, there is no Ohio case law that the Company is aware of that requires criminal action as a precondition to director removal. Therefore, the Proponent materially misstates Ohio law.

6. **Neither Delaware nor Ohio requires a director to attain a majority vote in an uncontested election to be elected.**

The Proposal suggests that Ohio law is distinct from Delaware law in that it "does not require a director to attain a majority vote in an uncontested election in order to be elected." This is materially misleading, as Delaware law also imposes no such requirement. Any inferences that there is a distinction between Ohio and Delaware law on this point is materially misleading.

7. The Proposal incorrectly states that shareholders in an Ohio corporation are "limited" by the Ohio Control Share Acquisition Act.

The Ohio Control Share Acquisition Act—ORC section 1701.831—may limit some shareholders seeking to acquire shares in some Ohio corporations. But ORC section 1701.831 allows corporations to opt out of its provisions. As the Company has opted out, its shareholders are not burdened by this provision and any reference to it is materially misleading.

For all of the reasons set forth above, the Company respectfully requests that the Staff concur in our view that the Proposal may be excluded in its entirety from the 2015 Proxy Materials in reliance on Rule 14a-8(i)(3) as containing materially false and misleading statements contrary to Rule 14a-9.

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me at 216-875-5440. Thank you for your attention to this matter.

Very truly yours,

Mark H. Duesenberg /PMK

Mark Duesenberg

Attachments

cc: John Chevedden

Exhibit A

Proponent Correspondence

Kuczynski, Paula

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 24, 2014 12:24 AM
To: Duesenberg, Mark
Cc: Bingle, John
Subject: Rule 14a-8 Proposal (FOE)``
Attachments: CCE00002.pdf

Mr. Duesenberg,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Exhibit A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James C. Bays
Corporate Secretary
Ferro Corporation (FOE)
6060 Parkland Blvd
Mayfield Heights OH 44124
PH: 216 875-5600
FX: 216-875-7205
FX: 216-875-5623

Dear Mr. Bays,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

10-20-14
Date

cc: John Bingle <john.bingle@ferro.com>

Exhibit A

[FOE: Rule 14a-8 Proposal, November 23, 2014]
Proposal 4 – Reincorporate in Delaware

RESOLVED, that shareholders urge the board of directors to take the necessary steps (excluding those that may be taken only by shareholders) to change our company's jurisdiction of incorporation to Delaware.

Our company is incorporated in Ohio which is less shareholder-friendly than Delaware. Delaware incorporation would benefit Ferro shareholders.

GMI Ratings, an independent investment research firm said Ohio favors management rights and provides shareholders with a poor level of control. Ohio law contains multiple provisions which protect management from hostile takeovers, further diminishing shareholder interests.

Ohio law requires a higher threshold requirement than Delaware for shareholders to call a special meeting – a more challenging 25% for Ohio vs. 10% for Delaware. Ohio then denies shareholders the right to act by written consent. Ohio denies shareholders the right to amend company bylaws, a right that is granted by most U.S. States.

Ohio requires shareholders to show criminal action to remove a Director on a classified board. Ohio does not require a director to attain a majority vote in an uncontested election in order to be elected.

Ohio has a Business Combination provision that may place a holding duration or super-majority shareholder approval requirement upon shareholders interested in acquiring further shares. Shareholders wishing to secure a large stake in company stock are also limited by Ohio's Control Share Acquisition Provision. Once a shareholder reaches a certain threshold of stock ownership, all further shares acquired are denied voting rights.

Ohio also has an Other Constituency Provision that provides management with an additional defense against takeovers by allowing directors to dispense of their fiduciary duty to shareholders when evaluating tender offers.

Please vote to enhance shareholder value:
Reincorporate in Delaware – Proposal 4

Exhibit A

Notes:
Kenneth Steiner,*** FISMA & OMB Memorandum M-07-16 ***sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

Kuczynski, Paula

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, November 26, 2014 2:03 AM
To:	Duesenberg, Mark
Cc:	Bingle, John
Subject:	Rule 14a-8 Proposal (FOE) blb
Attachments:	CCE00008.pdf

Mr. Duesenberg,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden
cc: Kenneth Steiner



FOE Post-it® Fax Note 7671	Date 11-25-14	# of pages ▸
To James Bays	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 216-875-5273	Fax #	

November 25, 2014

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. This letter confirms that you have continuously held no less than 500 shares each of the following stocks in the above referenced account since October 1, 2013, which exceeds 13 months of continuous ownership each.

Abbott Labs (ABT)
McGraw Hill Financial (MHFI)
Dow Chemical (DOW)
Bank of America Corp (BAC)
Kate Spade & Company (KATE) formerly Fifth & Pacific Companies Inc (FNP)
Pepsico Inc (PEP)
Merck & Co Inc (MRK)
JP Morgan Chase & Co (JPM)
International Paper Inc (IP)
Ferro Corp (FOE)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

200 South 108th Ave,
Omaha, NE 68154

www.tdameritrade.com

Exhibit B

Selected Statutory References

I. Selected Provisions of the Ohio Revised Code

§ 1701.11 Methods of adoption and amendment of regulations; subject matter; emergency regulations.

(A)

(1) Regulations for the government of a corporation, the conduct of its affairs, and the management of its property, consistent with law and the articles, may be adopted, amended, or repealed in any of the following ways:

(a) Within ninety days after the corporation is formed, by the directors in accordance with division (A)(1) of section 1701.10 of the Revised Code;

(b) By the shareholders at a meeting held for that purpose, by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation on the proposal, or if the articles or regulations that have been adopted so provide, by the affirmative vote of the holders entitling them to exercise a greater proportion than a majority of the voting power of the corporation on the proposal;

(c) Without a meeting, by the written consent of the holders of shares entitling them to exercise two-thirds of the voting power of the corporation on the proposal, or if the articles or regulations that have been adopted so provide or permit, by the written consent of the holders of shares entitling them to exercise a greater or lesser proportion but not less than a majority of the voting power of the corporation on the proposal;

(d) If and to the extent that the articles or regulations so provide or permit and unless a provision of the Revised Code reserves such authority to shareholders, by the directors, provided that no provision or permission in the articles or regulations may divest shareholders of the power, or limit the shareholders' power, to adopt, amend, or repeal regulations.

(2) Any amendment of regulations and any amended or new regulations adopted by shareholders of an issuing public corporation whose directors are classified pursuant to section 1701.57 of the Revised Code that would change or eliminate the classification of directors shall be adopted only by the shareholders at a meeting held for that purpose, by the affirmative vote of holders of shares entitling them to exercise the voting power of the corporation that is required for shareholders at a meeting under division (A)(1)(b) of this section, and also by the affirmative vote of the holders of a majority of disinterested shares voted on the proposal determined as specified in division (C)(9) of section 1704.01 of the Revised Code.

(3) Any amendment of regulations and any amended or new regulations adopted by shareholders of an issuing public corporation that would provide that section 1701.831 of the Revised Code does not apply to control share acquisitions of shares of the issuing public corporation shall be adopted:

(a) Upon the recommendation by the affirmative vote of a majority of the authorized number of directors of the issuing public corporation in favor of such amendment or new regulation; and

(b) By the shareholders at a meeting held for that purpose, by the affirmative vote of holders of shares entitling them to exercise the voting power of the corporation that is required for shareholders at a meeting under division (A)(1)(b) of this section.

(B) Without limiting the generality of the authority described in division (A) of this section, the regulations may include provisions with respect to all of the following:

(1) The place, if any, and time for holding, the manner of and authority for calling, giving notice of, and conducting, and the requirements of a quorum for, meetings of shareholders;

(2) The taking of a record of shareholders or the temporary closing of books against transfers of shares;

(3) The number, classification, manner of fixing or changing the number, qualifications, term of office, and compensation or manner of fixing compensation, of directors;

(4) The place, if any, and time for holding, the manner of and authority for calling, giving notice of, and conducting, and the requirements of a quorum for, meetings of the directors;

(5) The appointment of an executive and other committees of the directors, and their authority;

(6) The titles, qualifications, duties, term of office, compensation or manner of fixing compensation, and the removal, of officers;

(7) The terms on which new certificates for shares may be issued in the place of lost, stolen, or destroyed certificates;

(8) The manner in which and conditions upon which a certificated security, and the conditions upon which an uncertificated security, and the shares represented by a certificated or uncertificated security, may be transferred, restrictions on the right to transfer the shares, and reservations of liens on the shares;

(9)

(a) Restrictions on the transfer and the right to transfer shares of either of the following:

(i) An issuing public corporation to any person in a control share acquisition;

(ii) A corporation with fifty or more shareholders to any person in an acquisition that would be a control share acquisition if the corporation were an issuing public corporation.

(b) The restrictions on the transfer and the right to transfer shares described in division (B)(9)(a)(i) and (ii) of this section may include requirements and procedures for consent to an acquisition of the shares by directors based on a determination by the directors of the best interests of the corporation and its shareholders, consent to an acquisition of the shares by shareholders, and reasonable sanctions for a violation of those requirements, including the right of the corporation to refuse to transfer, to redeem, or to deny voting or other shareholder rights appurtenant to shares acquired in an acquisition of the shares.

(10) Defining, limiting, or regulating the exercise of the authority of the corporation, the directors, or the officers;

(11) Defining, limiting, or regulating the exercise of the authority of the shareholders; provided, that any amendment of the regulations that would change or eliminate any such provision shall be adopted only by the shareholders.

(C) The shareholders of a corporation may adopt and may authorize the directors to adopt, either before or during an emergency, as that term is defined in division (U) of section 1701.01 of the Revised Code, emergency regulations that shall be operative only during an emergency. The emergency regulations may include any provisions that are authorized to be included in regulations by divisions (A) and (B) of this section. In addition, unless expressly prohibited by the articles or the regulations, the emergency regulations may make any provision, notwithstanding any different provisions in this chapter and notwithstanding any different provisions in the articles or the regulations that are not expressly stated to be operative during an emergency, that may be practical or necessary with respect to the following:

(1) The place, if any, and time for holding, the manner of and authority for calling, giving notice of, and conducting, and the requirements of a quorum for, meetings of the directors;

(2) The creation and appointment of an executive and other committees of the directors and the delegation of authority to the committees by the board;

(3) The creation, existence, and filling of vacancies, including temporary vacancies, in the office of director;

(4) The selection, by appointment, election, or otherwise, of officers and other persons to serve as directors for a meeting of the board in the absence from the meeting of one or more of the directors;

(5) The creation, existence, and filling of vacancies, including temporary vacancies, in any office;

(6) The order of rank and the succession to the duties and authority of officers.

(D)

(1) Unless the corporation complies with division (D)(2) of this section, if the regulations are amended or new regulations are adopted other than by the shareholders at a meeting held for that purpose, the secretary of the corporation shall send a copy of the amendment or the new regulations by mail, overnight delivery service, or any other means of communication authorized by the shareholder to whom a copy of the amendment or new regulations is sent, to each shareholder of record as of the date of the adoption of the amendment or the new regulations.

(2) Any corporation that files periodic reports with the United States securities and exchange commission pursuant to section 13 of the "Securities Exchange Act of 1934," 48 Stat. 881, 15 U.S.C. 78m, as amended, or section 15(d) of the "Securities Exchange Act of 1934," 48 Stat. 881, 15 U.S.C. 78o(d), as amended, may satisfy the notice to shareholders of record requirement of division (D)(1) of this section by including a copy of the amendment or the new regulations in a report filed in accordance with those sections within twenty days after the adoption of the amendment or the new regulations.

(E) No person dealing with the corporation shall be charged with constructive notice of the regulations.

(F) Unless expressly prohibited by the articles or the regulations or unless otherwise provided by the emergency regulations, the following special rules shall be applicable during an emergency notwithstanding any different provision elsewhere in this chapter:

(1) Meetings of the directors may be called by any officer or director.

(2) Notice of the time and place of each meeting of the directors shall be given to such of the directors as it may be feasible to reach at the time and by the means of communication, written or oral, personal or mass, as may be practicable at the time.

(3) The director or directors present at any meeting of the directors that has been duly called and notice of which has been duly given shall constitute a quorum for the meeting, and, in the absence of one or more of the directors, the director or directors present may appoint one or more of the officers of the corporation directors for the meeting.

(4) If none of the directors attends a meeting of the directors that has been duly called and notice of which has been duly given, the officers of the corporation who are present, not exceeding three, in order of rank, shall be directors for the meeting,

shall constitute a quorum for the meeting, and may appoint one or more of the other officers of the corporation directors for the meeting.

(5) If the chief executive officer dies, is missing, or for any other reason is temporarily or permanently incapable of discharging the duties of the office, the next ranking officer who is available shall assume the duties and authority of the office of the deceased, missing, or incapacitated chief executive officer until such time as the directors otherwise order.

(6) The offices of secretary and treasurer shall be deemed to be of equal rank, and, within the same office and as between the offices of secretary and treasurer, rank shall be determined by priority in time of the first election to the office or, if two or more persons have been first elected to the office at the same time, by seniority in age.

Exhibit B

§ 1701.40 Calling meeting of shareholders; place of meeting; meetings via communications equipment.

(A) Meetings of shareholders may be called by any of the following:

(1) The chairperson of the board, the president, or, in case of the president's absence, death, or disability, the vice-president authorized to exercise the authority of the president;

(2) The directors by action at a meeting, or a majority of the directors acting without a meeting;

(3) Persons who hold twenty-five per cent of all shares outstanding and entitled to vote at the meeting, unless the articles, the regulations adopted by the shareholders, or the regulations adopted by the directors pursuant to division (A)(1) of section 1701.10 of the Revised Code specify for that purpose a smaller or larger proportion but not in excess of fifty per cent;

(4) Such other officers or persons as the articles or the regulations authorize to call the meetings.

(B) Meetings of shareholders may be held either within or without this state if so provided in the articles or the regulations. The articles or regulations may authorize the directors to determine that the meeting shall not be held at any physical place, but instead may be held solely by means of communications equipment as authorized by division (C) of this section. If the corporation is an issuing public corporation and the articles or regulations do not require that a meeting be held at a particular physical place and also authorize the directors to fix the place of the meeting, the directors may determine that the meeting shall not be held at any physical place, but instead may be held solely by means of communications equipment as authorized by division (C) of this section. In the absence of any such provision, all meetings shall be held at the principal office of the corporation in this state.

(C) If authorized by the directors, the shareholders and proxyholders who are not physically present at a meeting of shareholders may attend a meeting of shareholders by use of communications equipment that enables the shareholder or proxyholder an opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting and to speak or otherwise participate in the proceedings contemporaneously with those physically present. Any shareholder using communications equipment will be deemed present in person at the meeting whether the meeting is to be held at a designated place or solely by means of communications equipment. The directors may adopt guidelines and procedures for the use of communications equipment in connection with a meeting of shareholders to permit the corporation to verify that a person is a shareholder or proxyholder and to maintain a record of any vote or other action.

Exhibit B

§ 1701.58 Removal of directors and filling vacancies.

(A) The office of a director becomes vacant if the director dies or resigns. A resignation shall take effect immediately or at such other time as the director may specify.

(B) The directors may remove any director and thereby create a vacancy in the board:

(1) If by order of court the director has been found to be of unsound mind, or if the director is adjudicated a bankrupt;

(2) If within sixty days, or within any other period of time as is prescribed in the articles or the regulations, from the date of the director's election the director does not qualify by accepting in writing the director's election to that office or by acting at a meeting of the directors, and by acquiring the qualifications specified in the articles or the regulations; or if, for such period as is prescribed in the articles or the regulations, the director ceases to hold the required qualifications.

(C) Except as otherwise provided in this division, if the shareholders have the right to vote cumulatively in the election of directors, then, unless the articles, the regulations adopted by the shareholders, or the regulations adopted by the directors pursuant to division (A)(1) of section 1701.10 of the Revised Code expressly provide that no director may be removed from office or that removal of directors requires a greater vote than that specified in this division, all the directors, all the directors of a particular class, or any individual director may be removed from office, without assigning any cause, by the vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed, except that, unless all the directors, or all the directors of a particular class, are removed, no individual director shall be removed if the votes of a sufficient number of shares are cast against the director's removal that, if cumulatively voted at an election of all the directors, or all the directors of a particular class, as the case may be, would be sufficient to elect at least one director. In the case of an issuing public corporation whose directors are classified pursuant to section 1701.57 of the Revised Code, the shareholders may effect a removal under this division only for cause.

(D) If the shareholders do not have the right to vote cumulatively in the election of directors, then, unless the articles, the regulations adopted by the shareholders, or the regulations adopted by the directors pursuant to division (A)(1) of section 1701.10 of the Revised Code expressly provide that no director may be removed from office or that removal of directors requires a greater vote than that specified in this division, all the directors, all the directors of a particular class, or any individual director may be removed from office, without assigning any cause, by the vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed; except that in the case of an issuing public corporation whose directors are classified pursuant to section 1701.57 of the Revised Code, the shareholders may effect that removal only for cause.

(E) In case of any removal pursuant to division (C) or (D) of this section, a new director may be elected at the same meeting for the unexpired term of each director removed. Failure to elect a director to fill the unexpired term of any director removed is deemed to create a vacancy in the board.

(F) Unless the articles or the regulations otherwise provide, the remaining directors, though less than a majority of the whole authorized number of directors, may, by the vote of a majority of their number, fill any vacancy in the board for the unexpired term. Under this section, a vacancy exists if the shareholders increase the authorized number of directors but fail at the meeting at which such increase is authorized, or an adjournment of that meeting, to elect the additional directors provided for, or if the shareholders fail at any time to elect the whole authorized number of directors.

§ 1701.831 Procedure for control share acquisitions.

(A) Unless the articles, the regulations adopted by the shareholders, or the regulations adopted by the directors pursuant to division (A)(1) of section 1701.10 of the Revised Code of the issuing public corporation provide that this section does not apply to control share acquisitions of shares of such corporation, any control share acquisition of an issuing public corporation shall be made only with the prior authorization of the shareholders of such corporation in accordance with this section.

(B) Any person who proposes to make a control share acquisition shall deliver an acquiring person statement to the issuing public corporation at the issuing public corporation's principal executive offices. Such acquiring person statement shall set forth all of the following:

(1) The identity of the acquiring person;

(2) A statement that the acquiring person statement is given pursuant to this section;

(3) The number of shares of the issuing public corporation owned, directly or indirectly, by the acquiring person;

(4) The range of voting power, described in division (Z)(1)(a), (b), or (c) of section 1701.01 of the Revised Code, under which the proposed control share acquisition would, if consummated, fall;

(5) A description in reasonable detail of the terms of the proposed control share acquisition;

(6) Representations of the acquiring person, together with a statement in reasonable detail of the facts upon which they are based, that the proposed control share acquisition, if consummated, will not be contrary to law, and that the acquiring person has the financial capacity to make the proposed control share acquisition.

(C)

(1) Within ten days after receipt of an acquiring person statement that complies with division (B) of this section, the directors of the issuing public corporation shall call a special meeting of shareholders of the issuing public corporation for the purpose of voting on the proposed control share acquisition. Subject to division (C)(2) of this section, unless the acquiring person and the issuing public corporation agree in writing to another date, such special meeting of shareholders shall be held within fifty days after receipt by the issuing public corporation of the acquiring person statement. If the acquiring person so requests in writing at the time of delivery of the acquiring person statement, such special meetings shall be held no sooner than thirty days after receipt by the issuing public corporation of the acquiring person statement. Subject to division (C)(2) of this section, such special meeting of shareholders shall be held no later than any other special meeting of shareholders that is called, after receipt by the issuing public corporation of the acquiring person statement, in compliance with this section or section 1701.76, 1701.78, 1701.781 [1701.78.1], 1701.79, 1701.791 [1701.79.1], 1701.801 [1701.80.1], or 1701.83 of the Revised Code.

(2) If, in connection with a proposed control share acquisition, the acquiring person changes the percentage of the class of shares being sought, the consideration offered, or the security dealer's soliciting fee; extends the expiration date of a

tender offer for the shares being sought; or otherwise changes the terms of the proposed control share acquisition, then the directors of the issuing public corporation may reschedule the special meeting of shareholders required by division (C)(1) of this section. If the proposed control share acquisition is to be made pursuant to a tender offer, then the meeting may be rescheduled to a date that is not later than the expiration date of the offer. If the proposed control share acquisition is to be made other than pursuant to a tender offer, the meeting may be rescheduled to a date that is not later than ten business days after notice of the change is first given to the shareholders.

(D) Notice of the special meeting of shareholders shall be given as promptly as reasonably practicable by the issuing public corporation to all shareholders of record as of the record date set for such meeting, whether or not entitled to vote at the meeting. The notice shall include or be accompanied by both of the following:

(1) A copy of the acquiring person statement delivered to the issuing public corporation pursuant to this section;

(2) A statement by the issuing public corporation, authorized by its directors, of its position or recommendation, or that it is taking no position or making no recommendation, with respect to the proposed control share acquisition.

(E) The acquiring person may make the proposed control share acquisition if both of the following occur:

(1) The shareholders of the issuing public corporation who hold shares as of the record date of such corporation entitling them to vote in the election of directors authorize the acquisition at the special meeting held for that purpose at which a quorum is present by an affirmative vote of a majority of the voting power of such corporation in the election of directors represented at the meeting in person or by proxy, and a majority of the portion of the voting power excluding the voting power of interested shares represented at the meeting in person or by proxy. A quorum shall be deemed to be present at the special meeting if at least a majority of the voting power of the issuing public corporation in the election of directors is represented at the meeting in person or by proxy.

(2) The acquisition is consummated, in accordance with the terms so authorized, no later than three hundred sixty days following shareholder authorization of the control share acquisition.

(F) Except as expressly provided in this section, nothing in this section shall be construed to affect or impair any right, remedy, obligation, duty, power, or authority of any acquiring person, any issuing public corporation, the directors of any acquiring person or issuing public corporation, or any other person under the laws of this or any other state or of the United States.

(G) If any application of any provision of this section is for any reason held to be illegal or invalid, the illegality or invalidity shall not affect any legal and valid provision or application of this section, and the parts and applications of this section are severable.

§ 1701.832 Recognition of state's responsibility as to tender offers and accumulations of significant blocks of a corporation's securities; meeting procedures.

(A) In enacting Amended Substitute House Bill No. 822 of the 114th general assembly, which amended sections 1701.01, 1701.11, 1701.37, 1701.48, 1707.01, 1707.23, 1707.26, 1707.29, and 1707.99 and enacted sections 1701.831 [1701.83.1] and 1707.042 [1707.04.2] of the Revised Code, the general assembly found and continues to find that:

(1) Existing Ohio corporate law was designed to deal with traditional methods of transfer of control of Ohio corporations. The tender offer has evolved as an alternative device to acquire control of a public corporation that has been in widespread use in the past several decades. The acquisition of significant blocks of the securities of a public company in the open market or private transactions in connection with actual or apparent efforts to acquire control has become more common in recent years and has further complicated the impact of tender offers upon a corporation and its shareholders. Numerous Ohio corporations have been the subject of tender offers and accumulations of significant blocks of securities.

(2) The accumulation of a large block of a corporation's voting shares, or other securities convertible into voting shares, through direct or indirect acquisition from one or more existing shareholders of the corporation has not been subject to the normal corporate approval mechanisms involved in other typical types of

acquisition transactions such as mergers, consolidations, combinations, and majority share acquisitions. Such accumulations, however, can result in shifts of effective corporate control and hence, from a business and financial perspective, directly or indirectly, can result in significant changes in a variety of basic corporate circumstances identical or substantially similar to those arising as a result of the above-mentioned transactions. For instance, a change in corporate control accompanying a large accumulation of shares will very often result in a fundamental change in the ongoing business of the corporation and a concomitant fundamental change in the nature of the shareholders' investment in it. Thus the potential that such changes in corporate circumstances will occur gives rise to basic issues concerning the internal affairs of the corporation typical of those arising in mergers, consolidations, combinations, and majority share acquisitions. The form of the transaction in which such issues arise should not alter the basic corporate mechanisms by which such issues are presented and resolved.

(3) Tender offers almost always involve a change in corporate control and, therefore, give rise to these same basic issues concerning internal corporate affairs. Although tender offers in theory offer shareholders the opportunity to consider such issues in deciding whether or not to tender their shares, in practice they do not. Tender offers are coercive in the sense that shareholders are normally concerned that a majority of their fellow shareholders will tender their shares, leaving them in a minority position with one controlling shareholder. Thus, shareholders often feel compelled to tender their shares, regardless of how they feel about the corporate control issues inherent in any tender offer. The opportunity for reasoned decision-making is further hindered by the short time periods in which tender offers can be consummated, the structures of many recent tender offers, which are designed to encourage prompt tenders, and the fact that individual shareholders typically receive or obtain tender offer materials much later than institutional shareholders.

(4) It is in the public interest for shareholders to have a reasonable opportunity to express their views by voting on a proposed shift of control, an opportunity currently available under Ohio general corporation law, Chapter 1701 of the

Revised Code, in transactions with similar effects. The general assembly also believes that it is in the public interest for Ohio securities laws, Chapter 1707 of the Revised Code, to provide evenhanded protection of offerors and shareholders from fraudulent and manipulative transactions arising in connection with control acquisitions.

(5) Initial state efforts to deal with tender offer developments have been questioned by the federal courts. The general assembly observes that responsibility for general corporate laws is the function of state legislation and that no federal law of corporations exists. The general assembly observes that securities law protection of state residents has long been recognized as an appropriate subject of state law regulation under the federal system. The general assembly acknowledges an in loco parentis responsibility to shareholders who invest in corporations created under the laws of Ohio and to shareholders generally who reside in Ohio.

(B) Sections 1701.01, 1701.11, 1701.37, 1701.48, 1707.01, 1707.23, 1707.26, 1707.29, and 1707.99, as amended by Amended Substitute House Bill No. 822 of the 114th general assembly, and sections 1701.831 [1701.83.1] and 1707.042 [1707.04.2], as enacted by that act, were a recognition of the state's responsibility with respect to the subject matter of the act. Nevertheless, with a view to avoiding an undue burden on interstate commerce, as expressed in recent court decisions, the amendments were designed to have the minimum impact upon interstate commerce consistent with Ohio responsibility in respect to the subject matter. Accordingly, the security law amendments made by that act to sections 1707.23, 1707.26, 1707.29, and 1707.99 and in newly enacted section 1707.042 [1707.04.2] of the Revised Code were limited to application to Ohio resident investors, and the corporate law amendments made by that act to sections 1701.01, 1701.11, 1701.37, and 1701.48 and in newly enacted section 1701.831 [1701.83.1] of the Revised Code were limited to corporations created under the laws of Ohio with the strong Ohio ties provided in the amendments. The corporate legislation does not include a requirement for Ohio resident investors because of the difficulty of ascertainment by potential acquirers and others of the residence of shareholders. The general assembly finds that corporations satisfying the jurisdictional nexus provided by the amendments may be deemed to have a substantial and significant shareholder base in the state.

(C) The general assembly confirms all of the findings of this section as enacted by Amended Substitute House Bill No. 822 of the 114th general assembly, except that the general assembly declares that, from the effective date of this amendment, November 2, 1989, and the concurrent amendment of section 1701.11 of the Revised Code by the addition of division (B)(9)(a)(ii) to that section, the standards of that division are permitted, as an alternative to the ties with Ohio essential to the status of a control share acquisition, to qualify for the authorized restrictions on transfer of shares. The general assembly further finds that the omission of a reference to "1701.01" immediately following the phrase "the corporate law amendments in sections" in the enactment of division (B) of this section was inadvertent.

(D) The general assembly confirms all of the findings of this section as enacted by Amended Substitute House Bill No. 822 of the 114th general assembly, and as amended by Amended Substitute House Bill No. 358 of the 118th general assembly, and further finds all of the following:

(1) Although Ohio general corporation law, Chapter 1701. of the Revised Code, requires that a special meeting be held to enable shareholders of an issuing public corporation to vote on any control share acquisition, it describes meeting procedures, like other states, primarily in general terms.

(2) Where the law, or the articles of incorporation and code of regulations of the issuing public corporation, do not mandate specific meeting procedures, the directors of the corporation must define appropriate procedures consistent with their fiduciary duties as provided in section 1701.59 of the Revised Code. In carrying out these duties, practices and procedures have developed from experience in this state and elsewhere to ensure fair and efficient meetings. These practices and procedures include the use of a variety and number of presumptions and forms of proxy.

(3) The use of presumptions and forms of proxy reflects the fact that, in this state and other states with similar laws, efficiency and finality are necessary priorities over precision and certitude in the conduct of a meeting. It is the responsibility of the

directors to utilize practices and procedures, including presumptions and forms of proxy, that are consistent with their fiduciary duties.

Exhibit B

II. Selected Provisions of the General Corporation Law of the State of Delaware

§ 223 Vacancies and newly created directorships.

(a) Unless otherwise provided in the certificate of incorporation or bylaws:

(1) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director;

(2) Whenever the holders of any class or classes of stock or series thereof are entitled to elect 1 or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, a corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the certificate of incorporation or the bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in § 211 or § 215 of this title.

(b) In the case of a corporation the directors of which are divided into classes, any directors chosen under subsection (a) of this section shall hold office until the next election of the class for which such directors shall have been chosen, and until their successors shall be elected and qualified.

Exhibit B

(c) If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10 percent of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by § 211 or § 215 of this title as far as applicable.

(d) Unless otherwise provided in the certificate of incorporation or bylaws, when 1 or more directors shall resign from the board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.